Exhibit 99.1

Brookfield Infrastructure Partners L.P.

News Release

SENIOR MANAGEMENT CHANGES AT BROOKFIELD INFRASTRUCTURE PARTNERS
Aaron Regent resigns as Co-CEO; Sam Pollock Appointed Sole Chief Executive Officer

Hamilton, Bermuda, December 23, 2008 – The Board of Directors of Brookfield Infrastructure Partners L.P.’s (the “Partnership”, and along with its related entities, “Brookfield Infrastructure”) (NYSE: BIP) general partner today announced the appointment of Sam Pollock as sole Chief Executive Officer following the resignation of Co-Chief Executive Officer Aaron Regent.  Mr. Regent has accepted a position as President and Chief Executive Officer of a global mining company.

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Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit Brookfield Infrastructure Partners’ web site at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:
Tracey Wise
Vice President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel:	416-956-5154
Email	twise@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words ”stable”, “tend”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this press release include statements regarding the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and Brazil and related regulatory developments, the fact that success of the Partnership is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s 2007 Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.